UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2014

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

Methanex Corporation

1800-200 Burrard St.

Vancouver, British Columbia Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

www.methanex.com

For immediate release

September 16, 2014

METHANEX TO PRESENT AT SCOTIABANK FERTILIZER & CHEMICALS CONFERENCE 2014

Methanex Corporation will be presenting at the upcoming Scotiabank Fertilizer & Chemicals Conference in Toronto, ON. Mr. John Floren, Methanex’s President and CEO, will speak to investors on Tuesday, September 23, 2014 at approximately 11:50 a.m. ET (8:50 a.m. PT).

Interested participants can access a live webcast of the presentation through the Company’s website at https://www.methanex.com/investor-relations/events. The length of the webcast will be approximately 25 minutes. The webcast will be available on our website for three weeks following the conference.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

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Inquiries:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: September 16, 2014	By:	/s/ KEVIN PRICE
Name: Kevin Price
Title: Vice President, Legal Assistant General Counsel & Corporate Secretary